UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Imperalis Holding Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45257M106
(CUSIP Number)

July 26, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☒ Rule 13d-1(c)

    ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Note: The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. **GCEF Opportunity Fund LLC**		
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		
	(a) ☐		
	(b) ☐		
3.	SEC Use Only		
4.	Citizenship or place of organization: **Delaware**		

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	17,180,590
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	17,180,590
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,180,590 shares of Common Stock	
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	9.34
12.	Type of Reporting Person (See Instructions)	OO

Item 1(a)   ***Name of issuer:***

     Imperalis Holding Corp.

Item 1(b)   ***Address of issuer's principal executive offices:***

     1421 McCarthy Blvd.

     Milpitas CA 95035

2(a) Name of person filing:

     GCEF Opportunity Fund LLC

2(b) Address or principal business office or, if none, residence:

     780 Deltona Blvd., Suite 202

     Deltona, FL 32725

2(c) Citizenship:

     GCEF Opportunity Fund LLC is a limited liability company organized under the law of Delaware.

2(d) Title of class of securities:

     Common stock, par value $0.001 per share.

2(e) CUSIP No.:

     45257M106

Item 3.   ***Type of filing***

     Not applicable.

Item 4.   ***Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 17,180,590

(b) Percent of class: 9.34%

(c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: 17,180,590

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 17,180,590

     (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   ***Ownership of 5 Percent or Less of a Class.***

Not applicable.

Item 6.   *Ownership of More than 5 Percent on Behalf of Another Person.*

Not applicable.

Item 7.   *Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.*

Not applicable.

Item 8.   *Identification and Classification of Members of the Group.*

Not applicable.

Item 9.   *Notice of Dissolution of Group.*

Not applicable.

Item 10.   *Certifications*

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 4, 2023   GCEF opportunity Fund LLC

By: /s/ George Castillo
Name: George Castillo, Member